

May 6, 2024

Bin Feng
Chief Executive Officer and Chairman of the Board
Unitrend Entertainment Group Ltd
Suite 1508, Tower B, Wentelai Center
1 Xidawang Road
Chaoyang District, Beijing 100026
People's Republic of China

> **Re: Unitrend Entertainment Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 16, 2024**
> **CIK No. 0001997950**

Dear Bin Feng:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 16, 2024

"With respect to the television program distribution segment of our business . . . ", page 27

1.   We note your response to prior comment 3, as well as your revised disclosure that identifies your three major customers as of December 31, 2022 that comprised your total sales, as well as your two major customers that comprised the majority of your accounts receivable as of December 31, 2022. Please revise to update your discussion to reflect your major customers as of December 31, 2023 as it pertains to your total sales and accounts receivable, as your disclosure on page F-20 is now as of the most recent fiscal year. In connection therewith, while you filed the form of distribution agreement,

we note that you did not file the executed customer agreements as exhibits to the registration statement. Please tell us whether you substantially depend on such customers, and to the extent so, please summarize the material terms of such agreements in an appropriate place in the prospectus and file the related agreements as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

In addition, we note your disclosure on page F-20 that "[f]or the year ended December 31, 2023, one supplier accounted for 59.4% of the Company's total purchases," and that "[a]s of December 31, 2023, three suppliers accounted for 42.2%, 28.8% and 20.0% of the outstanding accounts payable." Please also tell us whether you substantially depend on any such suppliers, and to the extent so, please identify such suppliers, summarize the material terms of the agreements, include appropriate risk factor disclosure and file such agreements as exhibits to the registration statement.

"Uncertainties with respect to the PRC legal system . . . ", page 37

2. We note your response to prior comment 4, as well as your revised disclosure, and we reissue the comment in-part. In particular, we note that you continue to disclose that "we are actively preparing our filing with the CSRC in accordance with the Trial Measures" on page 38, and such disclosure is inconsistent with your disclosure elsewhere that you "submitted initial documents in connection with this offering and our listing on the Nasdaq Capital Market to the CSRC on January 22, 2024." Revise to reconcile.

Industry, page 78

3. Please update your discussion of industry data as of a more recent date, to the extent available, as such discussion provides estimates for 2023 and actual results as of 2022.

Index to Financial Statements
4. Prepayments of Filming of Documentary and TV Series , page F-23

4. Please tell us and revise to disclose in further detail the nature of these prepayments of filming of documentary and TV series and how they differ from the refundable prepayments of copyright and filming of TV series discussed in Note 5.

   Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Zixuan Guo